EXHIBIT 99.2

FOR IMMEDIATE RELEASE                    Contact: Ed McConaghay, (612) 623-0911


                    TELIDENT ANNOUNCES THIRD QUARTER RESULTS
                          AND RESTRUCTURING INITIATIVES

         Minneapolis, Minn., April 23, 1997 --- Telident, Inc. (NASDAQ: TLDT) today announced third quarter results and outlined restructuring actions taken to improve its financial performance and to re-focus its resources on strategies providing the greatest opportunity for growth and profitability.

THIRD QUARTER RESULTS

         Sales for the three-month period ending March 31, 1997, were $14,950 compared with $348,437 in the same period a year ago. Net losses for the three-month period were $1,518,607, or 25 cents per share, compared with a net loss of $622,424, or 14 cents per share, in the same period a year ago. Losses include one-time restructuring charges and certain other one-time expenses totaling $605,112, or 10 cents per share, to write down certain other assets.

         The decrease in sales was primarily a result of a general lack of focus on generating new business caused by previous strategies to await an expected Federal Communications Commission (FCC) mandate for enhanced 9-1-1 response systems which did not occur, and impending management changes which did occur. In addition, a more conservative shipment policy was implemented in order to reflect more consistent revenue reporting in the future. The company said it expects the impact of these activities will also extend into the fourth quarter, and when combined with one-time restructuring charges, that full-year results will be below last year's results.

         For the nine-month period, sales were $1,466,737 compared with $1,786,958 during the same period last year. Net losses were $2,465,341, or 42 cents per share, compared with $1,143,196, or 28 cents per share, during the same period a year ago.

RESTRUCTURING ACTIONS

         The company has recently taken a number of actions to strengthen leadership, reduce costs, enhance performance and refocus the company on strategies that provide the greatest opportunity for growth and achieving profitability. These steps include:

         * naming W. Edward McConaghay president and chief executive officer, replacing Michael J. Miller who resigned in March. McConaghay has 25 years of management experience in the telecommunications industry, and holds a master's degree from Harvard Business School and a bachelor's degree from the U.S. Military Academy at West Point.

         * implementing $1.2 million in annual cost savings actions including a 35% reduction in the company's workforce, a reduction in general and administrative expenses, and tighter cost controls

         * closing two sales offices in non-mandated states with plans to replace these sales efforts through the addition of in-house telephone sales and distributor support personnel

         * repositioning the company to move toward outsourced manufacturing

         "Our restructuring actions are intended to create a structure that's appropriate for more reasonable sales projections based on current business opportunities independent of the expected FCC mandate. We believe we can achieve profitability and sales growth by more aggressively capitalizing on our current business opportunities," said W. Edward McConaghay, president and chief executive officer. The company said it will begin to realize the full effect of its expense reductions in the fourth quarter.

         Telident is also stepping up its efforts to reduce accounts receivables and improve working capital management. McConaghay added, "Our margins are holding steady and we expect that to continue. Along with our restructuring actions and projected sales levels, we believe we can meet our operating cash needs over the next 12 months."

         The company also has begun exploring alternatives to manage its indebtedness to debenture holders which may include refinancing, restructuring, or conversion of debentures and preferred stock holdings.

                                    - MORE -


MARKET OPPORTUNITIES

         Telident said it believes its third quarter results and its expected fourth quarter results do not accurately reflect the company's market opportunities. To more effectively capitalize on these opportunities, the company's sales and marketing strategies include:

         * focusing sales efforts in the five states with government mandates for enhanced 9-1-1 response systems.

         * strengthening efforts on specific, high-potential customer segments such as hotels, educational campuses and commercial office buildings where security and safety are primary concerns.

         * opportunistically repackaging and relaunching existing product lines more effectively into new markets.

         * enhancing the company's distributor strategies to more productively utilize its current agreements with the market's leading private branch exchange (PBX) manufacturers and to pursue new OEM and strategic alliance opportunities.

         Mark W. Sheffert, chairman of the board, said, "The board recognizes that this has been a difficult time for the company's employees, shareholders, and debt holders. However, we remain very committed to building a profitable company based on existing business opportunities and to providing shareholder value over time."

         McConaghay added, "After several weeks at Telident, I am even more enthusiastic about our growth opportunities. Telident has many strengths including an intimate knowledge of the telecommunications marketplace, intellectual property that offers competitive advantages, and strong relationships with leading PBX manufacturers. With a re-focus on business fundamentals and core competencies, we will be able to capitalize on our many existing business opportunities and will be in an even stronger position to react to an FCC mandate when it occurs."

         Based in Minneapolis, Minn., Telident, Inc. designs, manufacturers and markets proprietary hardware and software systems for providing the exact location of a 9-1-1 telephone call within a private branch exchange system to emergency dispatchers, thus improving response times and enhancing safety. In addition, the company manufactures and markets network hardware that provides switching, selective routing and data interfacing capabilities to public and private telephone networks and government agencies, as well as a variety of emergency information management systems.

         Except for historical financial information, the information contained in this news release is forward-looking and subject to certain risks as described in the company's filings with the Securities and Exchange Commission, including the company's Form 10-KSB for fiscal year ended June 30, 1996, and Forms 10-QSB for the quarters ended September 30 and December 31.

TELIDENT, INC.   --   STATEMENTS OF OPERATIONS (UNAUDITED)

                           THREE MONTHS ENDED MARCH 31,   NINE MONTHS ENDED MARCH 31,
                           ----------------------------   --------------------------
                               1997            1996           1997           1996
                            -----------    -----------    -----------    -----------
Net sales                   $    14,950    $   348,437    $ 1,466,737    $ 1,786,958
Cost of sales                     4,832        115,789        457,515        531,175
Gross profit                     10,118        232,648      1,009,222      1,255,783
Operating expenses            1,495,413        778,876      3,319,913      2,119,166
Loss from operations         (1,485,295)      (546,228)    (2,310,691)      (863,383)
Interest expense                (33,312)       (76,196)      (154,650)      (279,813)
Net loss                     (1,518,607)      (622,424)    (2,465,341)    (1,143,196)

Loss per share, primary     $     (0.25)   $     (0.14)   $     (0.42)   $     (0.28)
    and fully diluted

Weighted average number       6,164,794      4,582,006      5,953,140      4,256,602
    of shares outstanding
